Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

TO THE

CERTIFICATE OF AMENDMENT

OF

TEAM, INC.

* * * * *

FIRST: The name of the corporation is Team, Inc. (the “Corporation”).

SECOND: That a Certificate of Amendment (the “Amendment”) was filed by the Secretary of State of Delaware on June 18, 2025, and that said Amendment requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware (“DGCL”).

THIRD: The inaccuracy or defect of said Certificate is: The Certificate of Amendment was filed in error and should be considered null and void.

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Correction on the 24th day of June, 2025.

By:	/s/ James C. Webster
Name:	James C. Webster
Title:	Authorized Officer